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Exhibit 23.2

                          INDEPENDENT AUDITORS' CONSENT

The Board of Directors
MusicNet, Inc.:

We consent to the use of our report dated February 13, 2004, with respect to the balance sheets of MusicNet, Inc. as of December 31, 2003 and 2002, and the related statements of operations, convertible preferred stock and stockholders' deficit and cash flows for each of the years in the three-year period ended December 31, 2003 and to the reference to our firm under the heading "Experts" in the prospectus and in the registration statement on Form S-3 of RealNetworks, Inc. Our report covering the December 31, 2003 financial statements contains an explanatory paragraph that states that MusicNet, Inc. has suffered recurring losses from operations that raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Seattle, Washington
March 26, 2004